UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Parnell Pharmaceuticals Holdings Ltd

File No. 333-196065 - CF#31066

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      Parnell Pharmaceuticals Holdings Ltd submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on May 19, 2014, as amended.

      Based on representations by Parnell Pharmaceuticals Holdings Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 29, 2019
Exhibit 10.2	through February 9, 2021
Exhibit 10.3	through February 9, 2021
Exhibit 10.5	through September 26, 2018
Exhibit 10.6	through February 1, 2021
Exhibit 10.7	through February 1, 2021
Exhibit 10.9	through December 3, 2023
Exhibit 10.10	through January 23, 2021
Exhibit 10.11	through January 1, 2018
Exhibit 10.12	through March 18, 2024
Exhibit 10.13	through June 30, 2021

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary